Exhibit 99.1

PRESS RELEASE

Developing the circular economy for lubricants in Europe:
TotalEnergies Acquires Tecoil, a Lubricant Used Oil
Regeneration Specialist

Paris, July 1, 2024 – TotalEnergies announces the acquisition of Tecoil, a Finnish company specialized in the production of Re-Refined Base Oils (RRBOs), which has the most efficient used oil regeneration process on the market today.

Tecoil currently operates a production facility of 50,000 tons of RRBOs per year in Hamina, in eastern Finland. Tecoil has developed its own circular economy network for collecting used lubricants in Europe and supplying its plant.

Through a process known as “re-refining”, optimized by Tecoil, used oils are treated to give them properties comparable to the best virgin base oils. These high-quality base oils are used to make lubricants that meet new customer demand for circularity and sustainability. They significantly reduce the lubricants’ carbon footprint while delivering the level of performance expected and approved by many car manufacturers.

“The integration of Tecoil into TotalEnergies will allow us to accelerate the use of RRBOs in the production of our high-end lubricants to meet our customers’ growing demand for increasingly high-performance, environmentally friendly products. We are delighted to welcome the Tecoil teams and combine their know-how in base oil processing with TotalEnergies’ recognized expertise in the production and distribution of lubricants,” says Pierre Duhot, Senior Vice-President Lubricants and Specialties at TotalEnergies.

“Joining TotalEnergies is a great satisfaction and an opportunity to strengthen and develop the activities of Tecoil. It will allow us to jointly build on our work, knowledge, and development of the lubricant sector and meet the new challenges and ambitions of our customers,” said Juha Kokko, CEO of Tecoil.

TotalEnergies, a major player in the production and distribution of lubricants

With 42 lubricant production sites worldwide, TotalEnergies is a partner of choice for players in the automotive, industrial and marine markets. The Company offers innovative products and services. In June 2024, it launched its first range of lubricants made from premium regenerated base oils (Quartz EV3R for passenger vehicles and Rubia EV3R for trucks).

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Relations Investisseurs : +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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